Filed by ALLSCRIPTS-MISYS HEALTHCARE SOLUTIONS, INC.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Eclipsys Corporation

Commission File No. for Registration Statement on Form S-4: 333-167846

The following was posted to the www.OneAllscriptsEclipsys.com microsite on July 8, 2010.

Glen Tullman, Phil Pead Discuss Merger, Opportunities

Take Team-Member Input at Town Halls Across the Company

CEO Glen Tullman and Eclipsys CEO and President Phil Pead, took the merger story to team members last week in a series of Town Hall, manager and small-group meetings spanning Atlanta, Raleigh, Burlington and Chicago. These meetings are part of our ongoing communications plan to reach out to the team and answer top-of-mind questions. You can expect that we will cover our other offices as well as all of our remote people over the coming weeks and months.

At all of the meetings, the two introduced themselves as friends having known and worked together in the past. The nature of their relationship was reinforced by the back-and-forth of jokes and good-natured barbs. While both executives stressed the importance of having fun at work, they also took the time to deliver some very important messages about the merger and the incredible opportunity ahead for the combined company.

Glen thanked employees for their part in the proposed merger’s success. “It couldn’t have happened without all of you. Thanks for your efforts.”

Glen set the stage for opportunity by providing context for the current state of the industry outlining the problems plaguing it — including high-cost, low quality and no connectivity. “Whereas in the past, we had paper silos, now we have electronic silos.” He pointed out that the merger with Eclipsys would help address these problems and ultimately create an end-to-end connected system of health.

Unlike typical mergers that take place to shore-up two struggling companies, Glen pointed out that this merger is being driven from a position of strength. “These are two growth companies that came together not because they had to, but because they recognized the opportunity to address health-care problems, move the industry forward and better serve its clients and constituencies.”

Reinforcing Eclipsys success, Glen mentioned some of Eclipsys’ achievements including:

•	Being recognized by research firms as the leader in CPOE [Computerized Physician Order Entry] for the past seven years.
•	Having an installed base in 18 of the top 21 hospitals ranked by U.S. News and World Report in their annual ranking of the nation’s best hospitals.
•	And, being represented in one-out-of-three hospitals in the country that have 200+ beds.

For his part, Phil talked about the need to keep the entrepreneurial culture alive as the companies merge and to look at the products from a client/user perspective much the same way that Apple runs its business.

“One thing that we do at Eclipsys is have our developers do ‘roundings’ with physicians and inside the ER,” he said. “I want them to experience the stress of the ER and see how our products are used in real-life situations. For example, if it takes 12 clicks to enter information, that’s just not acceptable.”

Phil made the point that one CEO of the combined company is enough and that Glen would be the CEO. That said, he noted that Glen has asked him to stay on and play an important operating role. In addition to being Chairman of the combined company, Phil said he would continue in a full-time capacity to help the company in four key areas:

1)	Operational integration
2)	Product integrity
3)	International growth strategy
4)	Client relationships/Partnerships

In addition, to the Town Halls, a number of manager and small-group meetings were held earlier in the week in Raleigh and Burlington. Overall, managers said they wanted more information on bonuses and compensation plans and more context and communications with respect to fulfilling hiring requisitions.

Diane Adams, executive vice president for Culture and Talent, said that the Performance Management Process would kick-off this week with training for all managers. Shortly thereafter, managers would be in a position to discuss total compensation with their employees and communicate rewards.

Glen said that despite the slumping economy, Allscripts is committed to rewarding its people for performance. “While other companies may be looking at scaling back on rewards, “We will continue to invest in our best people.”

Glen offered participants in one of the managers’ sessions the opportunity to “report back” to him in the next 30 days as to whether they are seeing improvements in the areas discussed.

The meetings concluded on a high note, with a commitment to increase communication across a number of areas including the merger, HR, and overall strategy.

For more information on the merger, including a newly posted Frequently Asked Questions document, please visit the merger section of the intranet at http://home.insideallscripts.com/MERGER/Pages/default2.aspx

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Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Allscripts-Misys Healthcare Solutions, Inc. (“Allscripts”) and Eclipsys Corporation (“Eclipsys”). In connection with the proposed transaction, Allscripts has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement, a prospectus of Allscripts and an information statement for Allscripts’ stockholders. At the appropriate time, Allscripts and Eclipsys will mail the final joint proxy statement/prospectus/information statement to their respective stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ CAREFULLY IN THEIR ENTIRETY THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS/ INFORMATION STATEMENT REGARDING THE PROPOSED TRANSACTION, AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER ALLSCRIPTS OR ECLIPSYS WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE FINAL JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders of Allscripts and Eclipsys may obtain a free copy of the joint proxy statement/prospectus/information statement, as well as other filings containing information about Allscripts and Eclipsys, without charge, at the website maintained by the SEC (http://www.sec.gov). Copies of the joint proxy statement/prospectus/information statement and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus/information statement can also be obtained, without charge, on the investor relations portion of Allscripts’ website (www.allscripts.com) or the investor relations portion of Eclipsys’ website (www.eclipsys.com) or by directing a request to Allscripts’ Investor Relations Department at 222 Merchandise Mart Plaza, Suite 2024, Chicago, Illinois 60654, or to Eclipsys’ Investor Relations Department at Three Ravinia Drive, Atlanta, Georgia 30346.

Allscripts and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Allscripts’ directors and executive officers is available in Allscripts’ proxy statement for its 2009 annual meeting of stockholders and Allscripts’ Annual Report on Form 10-K for the year ended May 31, 2009, which were filed with the SEC on August 27, 2009 and July 30, 2009, respectively. Eclipsys and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Eclipsys’ directors and executive officers is available in Eclipsys’ proxy statement for its 2010 annual meeting of stockholders and Eclipsys’ Annual Report on Form 10-K for the year ended December 31, 2009, which were filed with the SEC on March 26, 2010 and February 25, 2010, respectively. Investors and stockholders can obtain free copies of these documents from Allscripts and Eclipsys using the contact information above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus/information statement and other relevant materials that have been filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. Statements regarding the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, platform and product integration, the connection and movement of data among hospitals, physicians, patients and others, merger synergies and cost savings, client attainment of “meaningful use” and accessibility of federal stimulus payments, enhanced competitiveness and accessing new client opportunities, market evolution, the benefits of the combined companies’ products and services, the availability of financing, future events, developments, future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements within the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Allscripts, Eclipsys or the combined company or the proposed transaction.

Such risks, uncertainties and other factors include, among other things: the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Eclipsys’ stockholders to approve the Merger Agreement; the failure of Allscripts’ stockholders to approve the issuance of shares in the merger; the possibility that the proposed transaction does not close, including due to the failure to satisfy the closing conditions; the possibility that the expected synergies, efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the contemplated financing is unavailable; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; competition within the industries in which Allscripts and Eclipsys operate; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put Allscripts and Eclipsys at a competitive disadvantage in the marketplace; unexpected requirements to achieve interoperability certification pursuant to the Certification Commission for Healthcare Information Technology could result in increased development and other costs for Allscripts and Eclipsys; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that Allscripts’ and Eclipsys’ products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; Allscripts’ and Eclipsys’ ability to establish and maintain strategic relationships; undetected errors or similar problems in Allscripts’ and Eclipsys’ software products; the outcome of any legal proceeding that has been or may be instituted against Allscripts, Misys plc or Eclipsys and others; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of Allscripts’ and Eclipsys’ software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; Allscripts’ and Eclipsys’ ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining Allscripts’ and Eclipsys’ intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and Allscripts’ and Eclipsys’ ability to obtain, use or successfully integrate third-party licensed technology; and breach of Allscripts’ or Eclipsys’ security by third parties. See Allscripts’ and Eclipsys’ Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended May 31, 2009 and December 31, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to Allscripts’ and Eclipsys’ respective businesses. The statements herein speak only as of their date and neither Allscripts nor Eclipsys undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations.